SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28610]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

January 30, 2009

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of December, 2008. A copy of each application may be obtained for a fee at the Commission's Public Reference Room, 100 F Street NE, Washington, DC 20549-1520 (tel. 202-551-5850). An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on February 24, 2009, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

The Shepherd Street Funds, Inc. [File No. 811-8883]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On September 19, 2008, applicant made a liquidating distribution to its shareholders, based on

net asset value. Expenses of $14,179 incurred in connection with the liquidation were paid by

Salem Investment Counselors, Inc., applicant's investment adviser.

Filing Date: The application was filed on December 5, 2008.

Applicant's Address: Salem Investment Counselors, Inc., 480 Shepherd St., Winston-Salem, NC

27103.

Cohen & Steers VIF Realty Fund, Inc. [File No. 811-21669]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On April 30, 2008, applicant made a liquidating distribution to its shareholders, based on net

asset value. Expenses of $8,200 incurred in connection with the liquidation were paid by

applicant.

Filing Date: The application was filed on December 4, 2008.

Applicant's Address: 280 Park Ave., 10th Floor, New York, NY 10017.

Putnam California Investment Grade Municipal Trust [File No. 811-7276]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant's preferred shareholders received their

liquidation preference and accrued and unpaid dividends up to March 23, 2007. On April 13,

2007, applicant made a final liquidating distribution to its shareholders, based on net asset value.

Expenses of approximately $30,089 incurred in connection with the liquidation were paid by

applicant.

Filing Date: The application was filed on December 23, 2008.

Applicant's Address: One Post Office Sq., Boston, MA 02109.

Realty Funds, Inc. [File No. 811-22052]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 31, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $18,200 incurred in connection with the liquidation were paid by XShares Advisors LLC, applicant's investment adviser.

Filing Date: The application was filed on December 10, 2008.

Applicant's Address: 420 Lexington Ave., Suite 2550, New York, NY 10170.

Metropolitan Series Fund II [File No. 811-21420]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 20, 2008, applicant made a liquidating distribution of its shareholders, based on net asset value. Applicant's investment adviser, MetLife Advisers, LLC, has agreed to pay the expenses incurred in connection with the liquidation.

Filing Date: The application was filed on December 10, 2008.

Applicant's Address: 501 Boylston St., Boston, MA 02116.

BlackRock Senior Income Trust [File No. 811-9239]
BlackRock New Jersey Strategic Municipal Trust [File No. 811-9415]
BlackRock Floating Rate and Inflation Protected Securities Trust [File No. 811-21602]
BlackRock Global Plus Investment Trust [File No. 811-21646]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Date: The applications were filed on January 7, 2009.

Applicants' Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Dividend Capital Global Real Estate Fund of Funds, L.P. [File No. 811-22074]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 30, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $7,500 incurred in connection with the liquidation were paid by Black Creek FOF Advisor LLC, applicant's investment adviser.

Filing Date: The application was filed on December 31, 2008.

Applicant's Address: 518 17th St., 17th Floor, Denver, CO 80202.

Bear Stearns Active ETF Trust [File No. 811-22038]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 4, 2008, applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of $85,000 incurred in connection with the liquidation were paid by Bear Stearns Asset Management, Inc., applicant's investment adviser. Applicant also may incur a tax liability of $2,000, which Bear Stearns Asset Management, Inc. has agreed to pay.

Filing Date: The application was filed on December 23, 2008.

Applicant's Address: 237 Park Ave., New York, NY 10017.

The American Heritage Fund, Inc. [File No. 811-601]
American Heritage Growth Fund, Inc. [File No. 811-8386]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On December 4, 2008, each applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of $24,081 and $11,124, respectively, incurred in connection with the liquidations were paid by each applicant.

Filing Dates: The applications were filed on September 11, 2008, and amended on January 16, 2009.

Applicants' Address: 370 Lexington Ave., 27th Floor, New York, NY 10017.

**Eaton Vance Tax-Managed International Diversified Equity Income
Fund [File No. 811-22028]
Eaton Vance Credit Opportunities Fund II [File No. 811-22109]**

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Date: The applications were filed on November 19, 2008.

Applicants' Address: The Eaton Vance Building, 255 State St., Boston, MA 02109.

Separate Account VL A/IA [File No. 811-09046]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant requests deregistration based on abandonment of registration. Applicant is not now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs.

Filing Dates: The application was filed on November 20, 2008, and amended on January 16, 2009.

Applicant's Address: 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.


Florence E. Harmon
Deputy Secretary
